



Leslie Karasin

Energy and land use planning

Saranac Lake, New York

Message · · ·

Borealis Consulting

 **Wellesley College**

See contact info

110 connections

Experience

Partner
Borealis Consulting
Jan 2015 – Present • 3 yrs 5 mos

 **Project Manager**
Northern Forest Center
Oct 2014 – Present • 3 yrs 8 mos

Project Manager
Black Mountain Architecture
May 2014 – Dec 2015 • 1 yr 8 mos

 **Community Program Coordinator**
Wildlife Conservation Society
2002 – 2013 • 11 yrs

Education

Wellesley College
Bachelor of Arts - BA

Skills & Endorsements

Grant Writing · 5
Jeffrey Mars and 4 connections have given endorsements for this skill

Community Outreach · 5
Pat Gallagher and 4 connections have given endorsements for this skill

Program Development · 4

Jeremy Evans, AICP and 3 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (0)



Ray Curran
Owner, Adirondack
Information Group, LLC

February 21, 2014, Leslie
worked with Ray in the same
group

Leslie is knowledgable about organizing community groups,
particularly to address social and environmental issues.

Interests


Wellesley College
30,110 followers


BOREALIS CONSULTING LLC
5 followers


Northern Forest Center
103 followers


Jigar Shah in
LinkedIn Top Energy Influencer for 2017…
564,084 followers

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